

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2014

Via E-Mail
Natan Barmatz
President
TYG Solutions Corp.
202 Avenue F.
Brooklyn, NY 11218

     Re: **TYG Solutions Corp.**
             Registration Statement on Form S-1
             Filed August 21, 2014
             File No. 333-198284

Dear Mr. Barmatz:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   You appear to be a shell company as defined in Rule 405. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell

companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Prospectus Summary

Overview, page 5

3. Please revise to disclose that you are a development stage company. Also, revise throughout so that references to your app consistently refer to your proposed app and prominently state that there can be no assurances that your efforts to develop the proposed app will succeed, or that you will be able to successfully market the proposed app, if developed. When referring to the undeveloped product avoid the use of language that implies that the product is developed or that the development of the product is assured.

4. With respect to the application you seek to develop for a distribution company, please tell us whether you are performing this service pursuant to an agreement as you state on page 19 and, if so, briefly describe the material terms of the agreement in this section. Please provide a materially complete discussion of the terms of the agreement in the Description of Business section.

Risk Factors

Our Future Success is Dependent, in Part on the Performance and Continued…, page 8

5. Please modify the caption and text of the referenced risk factor to disclose that the executives you depend upon devote limited portions of their working time to the company and have other business interests and discuss the resulting risks in the related text. State the minimum portion of the working time that will be provided to the registrant by each executive. In your response letter, provide your analysis of whether the executives are subject to any material conflicts of interest as a result of their concurrent positions with other businesses and the company. Please ensure that you address the doctrine of corporate opportunities as well as the effect of concurrent service on the rights to technology that are or may be developed.

Our Common Shares will not be Registered under the Exchange Act..., page 10

6. This risk factor appears to address two different risks. You describe the risk associated with the common stock not being registered under the Exchange Act and the risk that the company's Section 15(d) reporting obligations may be suspended in one paragraph under a single caption. Please revise to separately caption and concisely describe each risk factor.

7.   We note that you focus on the reporting aspects of Section 16(a) and do not discuss the short swing profit recovery provisions of Section 16(b) or short sale prohibition in Section 16(c). We also note that you do not discuss the inapplicability of Regulation 13D-G beneficial ownership reporting and the limited application of the tender offer regulations. Please expand your disclosure to explain the additional impact on investors of not registering your common stock under the Exchange Act.

Description of Business

Marketing and Sales, page 19

8.   Please revise to describe the channels you will use to market your services to potential customers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our business plan within 12 months is outlined below, page 24

9.   Please describe the steps you plan to take to grow your networking and contact database. Summarize the activities you plan over the next year and explain how you would expect to scale those activities, depending upon your level of success in accessing the capital resources needed to fund your business plan over the next 12 months. Include a brief discussion of the time frame for implementing these future plans, the steps involved, and any obstacles involved before you can commence the planned operations.

Liquidity and Capital Resources, page 24

10.   State the dollar amount of additional capital resources you estimate are needed to fund your planned operations for 12 months from the desired effective date. Also, disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

Directors, Executive Officers, Promoters and Control Persons, page 25

11.   We note that Article III of your bylaws provides for a chief financial officer and that you have not identified the chief financial officer in this section. Please revise to identify the chief financial officer. Refer to Item 401(b) of Regulation S-K.

12.   Please disclose the name(s) of the corporation or other organization by whom Messrs. Barrnatz and Gabay have been employed since 2007 and 2009, respectively.

13.   Please summarize Mr. Barmatz's experience as a freelance application developer, which you describe as "extensive". Concisely discuss the number and types of applications he

has developed. Disclose the nature of Mr. Barrnatz's principal employment from 2005 until he became a chain food inspection manager in 2007.

Executive Compensation, page 26

14.   The summary compensation table should set forth the compensation provided to the named executive officers from your inception on March 25, 2013 through December 31, 2013. Refer to Item 402(n) of Regulation S-K. As applicable, supplement the table with textual discussion of any material developments in your executive compensation program from January 1, 2014 to the most recent date practicable.

Item 15. Recent Sales of Unregistered Securities

15.   Your disclosure that you sold 2,030,000 shares of common stock in November 2013 in an unregistered offering in reliance upon the exemption provided by Regulation S is inconsistent with your disclosure on page 15 that you sold such shares in an offering pursuant to Regulation D. Please tell us whether you sold such shares pursuant to Regulation D and; if so, please file a Form D.

Item 16. Exhibits and Financial Statement Schedules, page 29

16.   Please tell us what consideration you gave to filing the application development agreement referred to in comment four. In the event the agreement is not in writing, please tell us what consideration you gave to filing a written description of the agreement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Signatures

17.   Please revise the signature page to include signatures from the principal executive officer, principal financial officer, and the controller or principal accounting officer and indicate each capacity in which each person is signing the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms with the requirements of Rule 310 of Regulation S-T. Submission of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via-Email
        Gregg E. Jaclin, Esq.
        Szaferman Lakind Blumstein & Blader, PC